UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170285

DIVISION OF
CORPORATION FINANCE

August 23, 2017

Tony Franklin
CACI International Inc
clfranklin@caci.com

Re: CACI International Inc

Dear Mr. Franklin:

This is in regard to your letter dated August 18, 2017 concerning the shareholder proposal submitted by The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America and The Church Pension Fund for inclusion in CACI's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that CACI therefore withdraws its July 17, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Susan Smith Makos
Mercy Investment Services, Inc.
smakos@mercyinvestments.org

CACI
EVER VIGILANT

August 18, 2017

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Co-Filed by The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America and The Church Pension Fund

Ladies and Gentlemen:

In a letter dated July 17, 2017, we requested that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action to the Commission if the Company omits the proposal (the "Proposal") and supporting statement co-filed by The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America and The Church Pension Fund (together, the "Proponents") from its proxy materials to be distributed in connection with the Company's 2017 annual meeting of shareholders.

Enclosed as Exhibit A is correspondence delivered via electronic mail by Ms. Susan Smith Makos, an authorized representative of the Proponents, withdrawing the Proposal on behalf of the Proponents. In reliance on this correspondence, we hereby withdraw the July 17, 2017 no-action request relating to our ability to exclude the Proposal pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at clfranklin@caci.com or (703) 841-7810.

Sincerely,

Tony Franklin
Vice President, Deputy General Counsel

Enclosures

cc: The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America

The Church Pension Fund

<u>EXHIBIT A</u>

Franklin, Tony A. - US

Subject: FW: dialogue

From: Susan Makos [mailto:smakos@mercyinvestments.org]
Sent: Thursday, August 17, 2017 3:51 PM
To: Koegel, Bill W., Jr - US <wkoegel@caci.com>
Cc: Pat Zerega <pzerega@mercyinvestments.org>
Subject: FW: dialogue

Bill, picking up for Pat who is now in company dialogues and other meetings for the next few days. Thank you for the time, effort and response you have made to our concerns around board diversity. We are pleased with the changes in your Corporate Governance Guidelines reflecting the importance that CACI places on diversity issues. In addition, we know from your SEC no action request letter and your follow up correspondence that you will be disclosing the recent amendment to the Corporate Governance Guidelines in the 2017 proxy materials describing how the company considers diversity in identifying nominees for director.

With this movement, both the Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the USA, and the Church Pension Fund, are withdrawing the *Resolution on Board Diversity* presented for the 2017 Annual Shareholder Meeting.

We do hope to check in with you in early 2019 to learn how the company has implemented this guideline and whether there are any expectations of board openings at that time. Please let us know if additional documentation is needed. Thank you.

Susan
Susan Smith Makos
Vice President of Social Responsibility
Mercy Investment Services, Inc.
Cell: 513-673-9992
Email: smakos@mercyinvestments.org
www.mercyinvestmentservices.org

CACI

EVER VIGILANT

July 17, 2017

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Exclusion of Shareholder Proposal Co-Filed by The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America and The Church Pension Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), CACI International Inc (the "Company"), respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action to the Commission if the Company omits the proposal (the "Proposal") and supporting statement co-filed by The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America and The Church Pension Fund (together, the "Proponents") from its proxy materials to be distributed in connection with the Company's 2017 annual meeting of shareholders (the "Proxy Materials"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Exchange Act.

Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission and concurrently sent a copy of this correspondence to the Proponent. The Company anticipates that its Proxy Materials will be available for mailing on or about October 6, 2017.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or Staff. Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> "**Resolved**: Shareholders request that the CACI Board of Directors prepare a report by April, 2018, at reasonable expense and omitting proprietary information, on steps CACI is taking to foster greater diversity on the Board including but not limited to:
>
> 1. Strengthening its Corporate Governance Guidelines by embedding a commitment to diversity inclusive of gender, race, and ethnicity;
>
> 2. Committing to include women and underrepresented minority candidates in every pool from which Board nominees are chosen; and
>
> 3. Reporting on progress and challenges experienced."

A copy of the Proposal and supporting statement is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company, which has addressed the subject matter of the Proposal in its existing actions and activities, as will be reported in its public disclosures.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). The Commission has also stated that "substantial" implementation under the rule does not require implementation in full or exactly as presented by the proponent. SEC Release No. 34-40018 (May 21, 1998). The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has substantially implemented and therefore satisfied the "essential objective" of a proposal, even if the company did not take the exact action requested by the proponent, did not implement the proposal in every detail, or exercised discretion in determining how to implement the proposal. See Entergy Corp. (February 14, 2014) (permitting exclusion of a shareholder proposal requesting a report "on policies the company could adopt. . . to reduce its greenhouse gas emissions consistent with the national goal of 80% reduction in greenhouse gas emissions by 2050" where the requested information was already available in its sustainability and carbon disclosure reports); Duke Energy Corp. (February 21, 2012) (permitting exclusion of a shareholder proposal requesting the assessment of potential "comprehensive energy efficiency and renewable energy programs" where the company disclosed its current steps and future plans related to energy efficiency and renewable energy in the Form 10-K and its annual sustainability report); and Exelon Corp. (February 14, 2010) (permitting exclusion of a proposal requesting a recurring report on different aspects of the company's political contributions when the company had already adopted guidelines for political contributions made with corporate funds, and issued a report on the company's political contributions). See also ConAgra Foods, Inc. (July 3, 2006); Talbots, Inc. (April 5, 2002).

The Staff has also noted that whether a company has substantially implemented the proposal depends upon whether the company's particular policies, practices, and procedures compare favorably with the guidelines of the proposal. Texaco, Inc. (March 28, 1991) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt the Valdez Principles where the company had already adopted policies, practices, and procedures regarding the environment). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. See Exelon Corp. (February 26, 2010); AnheuserBusch Companies, Inc. (January 17, 2007); ConAgra Foods, Inc. (July 3, 2006); Johnson & Johnson (February 17, 2006); Talbots Inc. (April 5, 2002).

In addition, the Staff has consistently taken the position that a proposal seeking disclosures or a report regarding a particular subject may be substantially implemented through the disclosures that a company makes in compliance with applicable laws and regulations, including through disclosure required by the federal securities laws. See JPMorgan Chase & Co. (March 15, 2012) and The Goldman Sachs Group, Inc. (March 15, 2012) (each permitting exclusion of a shareholder proposal requesting that the company's directors assess and report on how the company is responding to risks associated with executive compensation as substantially implemented because the company had provided such disclosures in response to Item 402 of Regulation S-K). See also Verizon Communications Inc. (February 21, 2007) and Eastman Kodak Co. (February 1, 1991).

Though there have been instances in which the Staff has denied no-action relief to companies claiming that a proposal requesting a report had been substantially implemented, those instances involved proposals that requested specific, detailed information that had not been previously provided. See Morgan Stanley (March 10, 2015) (denying exclusion of a shareholder proposal requesting disclosure of compensation information for senior executives on the basis that the proposal was not substantially implemented through the disclosure of compensation information limited to named executive officers). In the present case, the information currently provided by the Company and information already required to be disclosed by the Company in the future addresses all of the elements of the Proposal's request and, therefore, the Proposal has been substantially implemented and is excludable from the Company's Proxy Materials pursuant to 14a-8(i)(10).

B. Substantial Implementation of the Essential Objectives of the Proposal

The Proposal's essential objective is to provide the Company's shareholders with information related to the Company's commitment to board diversity in consideration of the Proponents stated belief that diversity, including gender, race and ethnicity, is a critical attribute of a well-functioning board and a measure of sound corporate governance. It is important to note that the Proposal does not request that the Company's board of directors (the "Board") take affirmative steps to increase the diversity of the Board, adopt a diversity policy or amend any of the Company's corporate governance documents. Rather, the Proposal simply requests that the Board prepare a report on steps the Company is taking to foster greater board diversity and includes examples of steps which would be included in such report, if such steps were taken by the Company. The Company believes that the Proposal has been substantially implemented under Rule 14a-8(i)(10) by the Company's Corporate Governance Guidelines (the "Guidelines") and the Company's disclosure obligations under Item 407(c)(2)(vi) of Regulation S-K ("Item 407(c)(2)(vi)"). The Company notes that the Proposal asks generally for a report by April 2018, but does not describe the form or substance of the report except for the few examples included in the Proposal. The Company believes that it already substantially addresses the essential objective of the Proposal in its current public disclosures and the lack of specificity as to how such matters should be reported gives the Company discretion to determine what actions would best serve the Proposal's objectives. See Peabody Energy Corp. (February 25, 2014); Duke Energy Corp. (February 21, 2012); and Exelon Corp. (February 14, 2010).

First, the Company's commitment to foster greater diversity on the Board is currently reflected in the Guidelines which are publicly available on the Company's website.[1] Since 2010, the Guidelines have reflected the Board's long-standing commitment to cast a broad net when determining the appropriate size of the Board and reviewing prospective director nominees to ensure the Board maintained diverse perspectives, backgrounds and experiences. In fact, the Board has had both women and underrepresented minority directors serve on the Board and be considered for nomination to the Board. Upon receipt of the Proposal, it became clear that the Company's commitment to diversity was not adequately memorialized in the Company's

[1]http://investor.caci.com/Cache/1500100991.PDF?O=PDF&T=&Y=&D=&FID=1500100991&iid=420009.

Guidelines. In order to reaffirm the Company's commitment to diversity, the Company amended the Guidelines to confirm that "[t]he Board considers . . . the scope of business experience, expertise, skills, perspectives, tenure and diversity, including gender, race and ethnicity, represented on the Board" when selecting nominees for the Board. The Company believes the amended Guidelines satisfy the essential objective of the Proposal by documenting and disclosing the Company's continued commitment to board diversity. The Company does not believe a separate report of our policies related to board diversity are required to substantially implement this aspect of the Proposal because the Guidelines which were adopted to "assist the Board in its duties and the exercise of its responsibilities" clearly outline the factors the Board considers when selecting nominees for the Board. The Staff has consistently permitted exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal even if by means other than those suggested by the shareholder proponent. See PG&E Corporation (March 10, 2010) (concurring that a company's practice of disclosing annual charitable contributions in various locations on its website substantially implemented a proposal seeking a semi-annual report on specific information regarding the company's charitable contributions). See also Wal-Mart Stores, Inc. (March 30, 2010) and Aetna Inc. (March 27, 2009).

Second, the Company believes that the information required to be disclosed in its Proxy Materials pursuant to Item 407(c)(2)(vi) would satisfy the Proponents request and substantially implement the Proposal. As stated above, the Staff has consistently concurred in the exclusion of proposals under Rule 14a-8(i)(10) where disclosures that a company makes in compliance with applicable laws and regulations, including through disclosure required by the federal securities laws substantially implements a proposal or where companies' compliance with legal or regulatory requirements, rather than specific management or board action, addressed the concerns underlying the proposals. See JPMorgan Chase & Co. (March 15, 2012); The Goldman Sachs Group, Inc. (March 15, 2012); Verizon Communications Inc. (February 21, 2007) and Eastman Kodak Co. (February 1, 1991) (each permitting exclusion of a shareholder proposal requesting disclosure required under applicable laws and regulations). See also Johnson & Johnson (February 17, 2006) and AMR Corp. (April 17, 2000) (each permitting exclusion of a shareholder proposal requesting management action which was required under applicable laws and regulations). The Company has consistently complied with the following disclosure obligations under Item 407(c)(2)(vi) related to board diversity:

(1) Registrants shall disclose the process for identifying and evaluating nominees for director, including nominees recommended by security holders;

(2) Registrants shall disclose whether, and if so how, they consider diversity in identifying nominees for director; and

(3) Registrants shall disclose whether, they have a policy with regard to the consideration of diversity in identifying director nominees, how the policy is implemented, as well as an assessment of the effectiveness of its policy.

The Proposal does not provide details on the proposed substance of the requested report, but does provide the following three examples of disclosures:

(1) Disclosures related to the strengthening of the Guidelines by embedding a commitment to diversity inclusive of gender, race and ethnicity;

(2) Disclosures related to a commitment to include women and underrepresented minority candidates in every pool from which Board nominees are chosen; and

(3) Disclosures on progress and challenges experienced.

The first example provided by the Proponents, an amendment to the Guidelines, would be reflected both in the Proxy Materials and the Guidelines which are available to all shareholders. In the current instance, as noted above, the Company amended its Guidelines to confirm that "[t]he Board considers . . . the scope of business experience, expertise, skills, perspectives, tenure and diversity, including gender, race and ethnicity, represented on the Board" when selecting nominees for the Board and the amended Guidelines are posted on the Company's website. In addition, in accordance with Item 407(c)(2)(vi), the Company will disclose such amendment in its 2017 Proxy Materials as it directly relates to how the Company considers diversity in identifying nominees for director. Specifically, the Company annually discloses the standards and qualifications the Board considers when selecting nominees for the Board in its Proxy Materials.

The second example, also clearly falls within the scope of disclosures contemplated under Item 407(c)(2)(vi). A firm commitment by the Company to include women and underrepresented minority candidates in every pool from which board nominees are chosen would be required to be disclosed in the Company's Proxy Materials as the commitment would directly relate to the process for identifying and evaluating nominees for director and how the Company considers diversity in identifying nominees for director.

The Company believes the third example of disclosures related to "progress and challenges experienced" is best observed through increased representation on the Board as progress reflected through the Company's policies would be disclosed to its shareholders as previously discussed. In addition, the Company believes that disclosure regarding the Company's evaluation of potential nominees and any challenges recruiting nominees would be proprietary and confidential and therefore excluded from the Proponents' requested report. Item 407(c)(2)(vi) already requires disclosure related to the adoption of a diversity policy, the implementation of such policy, and the assessment of the effectiveness of such policy and we believe that the timing and level of disclosure under Item 407(c)(2)(vi) is appropriate and would further implement the essential objective of the Proposal. To date, the Company has not adopted such policy, but if the Board determines that such policy is in the best interest of the shareholders, the Company will comply with the applicable disclosure requirements.

Given the broad language under Item 407(c)(2)(vi), the Company cannot foresee any concrete steps the Company could take to foster greater board diversity that would not require disclosure under Item 407(c)(2)(vi). Further, since the Proposal does not state any requirements for the form or substance of the report, the Company believes the information required under Item 407(c)(2)(vi) satisfies the Proposal and that the Proxy Materials, which are delivered to all shareholders, are the appropriate place for such disclosure. The Company has also committed to disclosing any steps the Company is taking to foster greater diversity on the Board in its 2017 Proxy Materials. On numerous occasions, and as noted above, the Staff concurred with the exclusion of proposals where the company has already published a report addressing the item requested in the proposal. See JPMorgan Chase & Co. (March 15, 2012); The Goldman Sachs Group, Inc. (March 15, 2012); PG&E Corporation (March 10, 2010); Verizon Communications Inc. (February 21, 2007); and Eastman Kodak Co. (February 1, 1991). See also Duke Energy Corp. (February 21, 2012); Exelon Corp. (February 26, 2010); AnheuserBusch Companies, Inc. (January 17, 2007); ConAgra Foods, Inc. (July 3, 2006); Johnson & Johnson (February 17, 2006); Talbots Inc. (April 5, 2002); and Texaco, Inc. (March 28, 1991). The essential objective of the Proposal is to provide the Company's shareholders with information regarding the Company's commitment to diversity on the Board. Both the Company's Proxy Materials and Guidelines accomplish the essential objective of the Proposal. While the Proponents may argue that the Proposal is different from the requirements under Item 407(c)(2)(vi), there is little meaningful difference.

Substantial implementation under Rule 14a-8(i)(10), as viewed by the Staff, requires that a Company's actions satisfactorily address both the essential objective and the underlying concerns of a Proposal. As outlined above, the Company has addressed and will address the essential objective of the Proposal through its required public disclosures. The Company's actions also address the Proponent's underlying concerns of ensuring the Board considers diverse candidates for nomination. The Proponents' state that they believe that diversity, including gender, race and ethnicity is a critical attribute of a well-functioning board and a measure of sound corporate governance and that diversity of judgments and perspectives improve the quality of board deliberations and decision making. We agree. The Company has always cast a broad net when selecting qualified nominees for the Board and has previously nominated and considered both women and underrepresented minorities. This commitment has been reflected in the Guidelines and Proxy Materials since 2010. Further, in response to the Proposal, the Company reaffirmed its commitment to diversity by strengthening its Guidelines and embedding a commitment to diversity inclusive of gender, race and ethnicity. In light of the amended

Guidelines, the Company believes the Proponents' desire that the Company commit to include women and underrepresented minority candidates in every pool from which Board nominees are chosen is satisfied by the Company's commitment to consider diversity, including gender, race and ethnicity, represented on the Board when selecting Board nominees. As previously mentioned, the Company casts a broad net when considering nominees for the Board and the commitment to consider a diverse group of candidates during the evaluation of potential nominees will result in a broad pool of candidates, including women and underrepresented minorities, that reflects a broad range of skills, experience and backgrounds.

The lack of specificity as to how the Company can otherwise address the Proponents' concerns gives the Company discretion to determine what actions would best serve the Proposals objectives. The Staff has previously allowed companies to exclude proposals under Rule 14a-8(i)(10) when Proposals did not indicate what actions were required to satisfy the objectives of the Proposal and the company's existing efforts were deemed to have substantially implemented the proposal. See Peabody Energy Corp. (February 25, 2014) (permitting exclusion on substantial implementation grounds where the company provided specific information regarding its activities in seeking to influence coal regulation and legislation, but because the proposal did not the company's existing efforts were deemed to have substantially implemented the proposal). See also JPMorgan Chase & Co. (March 6, 2015); Apple Inc. (December 11, 2014); and The Goldman Sachs Group, Inc. (February 12, 2014) (in each case, allowing the exclusion of a proposal requesting the formation of a committee to assist the company's board in overseeing policies and practice related to a variety of listed public policy issues). The Company believes that its current practices, together with its actions in response to the Proposal, are sufficient to address the Proponents stated concerns and the Proposal neither requests nor suggests specific additional action from the Board.

CONCLUSION

As required under Item 407(c)(2)(vi), both the Company's commitment to having a diversity of perspectives, backgrounds and experiences and our specific commitment to consider gender, race and ethnicity when evaluating the composition of the Board will be reflected in its 2017 Proxy Materials and, absent any specific requests in the Proposal, the Company believes that such disclosures satisfy the essential objective of the Proposal. Further, with respect to the Proponents underlying concerns regarding board diversity, the Company currently gives careful consideration to board diversity and has previously nominated and considered both women and underrepresented minorities. This commitment is reflected in the Board's current practices and the Company's public disclosures and, absent any specific requests in the Proposal, the Company believes that such actions satisfy the Proponent's concerns. Accordingly, the Company may properly exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10) as substantially implemented.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at wkoegel@caci.com or (703) 841-4400.

Sincerely,

J. William Koegel, Jr.
Executive Vice President, General Counsel and
Corporate Secretary

Enclosures

cc: The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America

The Church Pension Fund

EXHIBIT A

THE
Episcopal
CHURCH

June 5, 2017

Mr. J. William Koegel, Jr.
Corporate Secretary
CACI International Inc.
1100 North Glebe Road
Arlington, Virginia 22201

Dear Mr. Koegel:

<u>Shareholder Proposal on Board Diversity</u>

The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America ("DFMS") is the beneficial owner of more than $2,000 in market value of shares of common stock of CACI International Inc. ("CACI"), which are held by our custodian, Bank of America Merrill Lynch, and has continuously held at least $2,000 in market value of such shares for at least one year prior to the date of this letter. DFMS has requested that Bank of America Merrill Lynch confirm directly to you such ownership of shares by DFMS.

DFMS has long been concerned not only with the financial return on its investments, but also with their social, ethical and environmental implications. As such, DFMS is filing the enclosed shareholder resolution.

We note that CACI does not have any women on the board and does not have a commitment in its Governance and Nominating Committee Charter or Corporate Governance Guidelines to seek diversity, including gender, race, and ethnicity, in the pool of candidates for its Board of Directors. To this end, DFMS hereby files the attached shareholder proposal for consideration at the 2017 Annual Meeting, requesting that the Board of Directors of CACI International Inc. prepare a report on steps the company is taking to foster greater diversity on the Board, including strengthening corporate governance guidelines by embedding a commitment to diversity inclusive of gender, race, and ethnicity, and committing to include women and underrepresented minority candidates in every pool from which Board nominees are chosen.

This proposal is being submitted in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the resolution as required by SEC rules. DFMS will hold at least $2,000 in CACI shares through the date of the 2017 Annual Meeting.

CACI International Inc.
Resolution on Board Diversity

WHEREAS, CACI International Inc. (**CACI**) has no women on its Board of Directors.

We believe that diversity, including gender, race, and ethnicity is a critical attribute of a well-functioning board and a measure of sound corporate governance. We urge the Board to enlarge its search for qualified members by casting a wider net. CACI lags other companies with respect to the representation of women on its Board. Sixty-four percent of Russell 2000 company boards had at least one woman on their board, compared with 97% of S&P 500 companies.[1]

We believe strongly that diversity of judgments and perspectives, including those of women and members of minority groups, improves the quality of board deliberations and decision making, and enhances business performance. Supporting this perspective, the 2012 Credit Suisse research report on *Gender Diversity and Corporate Performance* links board diversity to better stock market and financial performance (higher return on equity, lower leverage and higher price/book ratios).[2] This research suggests several explanations for this better performance including: a stronger mix of leadership skills, improved understanding of consumer preferences to pick top talent, and more attention to risk. In 2014, Credit Suisse updated its research and observed similar results.[3] A 2015 McKinsey study of 366 companies found that corporate leadership in the top quartile for racial and ethnic diversity were 35 percent more likely to have financial returns above their national industry median.[4]

A recent report by the SEC's Advisory Committee on Small and Emerging Companies explains that "board diversity has been associated with improved competitiveness and talent management, greater access to capital, more sustainable profits, and better relations with stakeholders and therefore plays an important role in capital formation for small and emerging companies." [5]

CEOs, through the Business Roundtable's 2016 Principles of Corporate Governance, identified board diversity as a driver of long-term economic value and called for women and/or minority candidates to be considered for each open board seat.[6]

Resolved: Shareholders request that the CACI Board of Directors prepare a report by April, 2018, at reasonable expense and omitting proprietary information, on steps CACI is taking to foster greater diversity on the Board including but not limited to:

1. Strengthening its Corporate Governance Guidelines by embedding a commitment to diversity inclusive of gender, race, and ethnicity;
2. Committing to include women and underrepresented minority candidates in every pool from which Board nominees are chosen; and
3. Reporting on progress and challenges experienced.

---

[1] http://www.ey.com/us/en/issues/governance-and-reporting/ey-governance-trends-at-russell-2000-companies
[2] https://publications.credit-suisse.com/tasks/render/file/index.cfm?fileid=88EC32A9-83E8-EB92-9D5A40FF69E66808
[3] https://publications.credit-suisse.com/tasks/render/file/index.cfm?fileid=8128F3C0-99BC-22E6-838E2A5B1E4366DF
[4] http://www.diversitas.co.nz/Portals/25/Docs/Diversity%20Matters.pdf
[5] https://www.sec.gov/info/smallbus/acsec/acsec-recommendation-021617-coporate-board-diversity.pdf)
[6] https://businessroundtable.org/sites/default/files/Principles-of-Corporate-Governance-2016.pdf

CHURCH PENSION FUND
Serving the Episcopal Church and its People

Nancy L. Sanborn
Executive Vice President
Chief Legal Officer & Secretary
19 East 34th Street
New York, NY 10016
(212) 592-6416
(800) 223-6602 x6416
(212) 592-9428 fax
nsanborn@cpg.org

June 6, 2017

Mr. J. William Koegel, Jr.
Corporate Secretary
CACI International Inc.
1100 North Glebe Road
Arlington, Virginia 22201

Dear Mr. Koegel:

The Church Pension Fund ("**CPF**") is the beneficial owner of more than $2,000 in market value of shares of common stock of CACI International Inc. ("**CACI**"), which are held by our custodian The Northern Trust Company, and has continuously held at least $2,000 in market value of such shares for at least one year prior to the date of this letter. CPF has requested that The Northern Trust Company confirm directly to you such ownership of shares by CPF.

CPF is affiliated with The Episcopal Church and is the sponsor and administrator of pension plans established for the clergy and lay employees of The Episcopal Church. CPF has long been concerned not only with the financial return on its investments, but also with their social, ethical and environmental implications.

As such, CPF is co-filing the enclosed shareholder resolution with lead filer The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America ("**DFMS**"). We note that CACI does not have any women on the board and does not have a commitment in its Governance and Nominating Committee Charter or Corporate Governance Guidelines to seek diversity, including gender, race, and ethnicity, in the pool of candidates for its Board of Directors. To this end, CPF hereby files the attached shareholder proposal for consideration at the 2017 Annual Meeting, requesting that the Board of Directors of CACI International Inc. prepare a report on steps the company is taking to foster greater diversity on the Board, including strengthening corporate governance guidelines by embedding a commitment to diversity inclusive of gender, race, and ethnicity, and committing to include women and underrepresented minority candidates in every pool from which Board nominees are chosen.

This proposal is being submitted in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the resolution as required by SEC rules. CPF will hold at least $2,000 in CACI shares through the date of the 2017 Annual Meeting.

DFMS, as lead filer, may withdraw the enclosed shareholder resolution on our behalf. However, we respectfully request direct communication from CACI, and to be listed in the proxy.

CACI International Inc.
Resolution on Board Diversity

WHEREAS, CACI International Inc. **(CACI)** has no women on its Board of Directors.

We believe that diversity, including gender, race, and ethnicity is a critical attribute of a well-functioning board and a measure of sound corporate governance. We urge the Board to enlarge its search for qualified members by casting a wider net. CACI lags other companies with respect to the representation of women on its Board. Sixty-four percent of Russell 2000 company boards had at least one woman on their board, compared with 97% of S&P 500 companies.[1]

We believe strongly that diversity of judgments and perspectives, including those of women and members of minority groups, improves the quality of board deliberations and decision making, and enhances business performance. Supporting this perspective, the 2012 Credit Suisse research report on *Gender Diversity and Corporate Performance* links board diversity to better stock market and financial performance (higher return on equity, lower leverage and higher price/book ratios).[2] This research suggests several explanations for this better performance including: a stronger mix of leadership skills, improved understanding of consumer preferences to pick top talent, and more attention to risk. In 2014, Credit Suisse updated its research and observed similar results.[3] A 2015 McKinsey study of 366 companies found that corporate leadership in the top quartile for racial and ethnic diversity were 35 percent more likely to have financial returns above their national industry median.[4]

A recent report by the SEC's Advisory Committee on Small and Emerging Companies explains that "board diversity has been associated with improved competitiveness and talent management, greater access to capital, more sustainable profits, and better relations with stakeholders and therefore plays an important role in capital formation for small and emerging companies." [5]

CEOs, through the Business Roundtable's 2016 Principles of Corporate Governance, identified board diversity as a driver of long-term economic value and called for women and/or minority candidates to be considered for each open board seat.[6]

Resolved: Shareholders request that the CACI Board of Directors prepare a report by April, 2018, at reasonable expense and omitting proprietary information, on steps CACI is taking to foster greater diversity on the Board including but not limited to:

1. Strengthening its Corporate Governance Guidelines by embedding a commitment to diversity inclusive of gender, race, and ethnicity;
2. Committing to include women and underrepresented minority candidates in every pool from which Board nominees are chosen; and
3. Reporting on progress and challenges experienced.

[1] http://www.ey.com/us/en/issues/governance-and-reporting/ey-governance-trends-at-russell-2000-companies
[2] https://publications.credit-suisse.com/tasks/render/file/index.cfm?fileid=88EC32A9-83E8-EB92-9D5A40FF69E66808
[3] https://publications.credit-suisse.com/tasks/render/file/index.cfm?fileid=8128F3C0-99BC-22E6-838E2A5B1E4366DF
[4] http://www.diversitas.co.nz/Portals/25/Docs/Diversity%20Matters.pdf
[5] https://www.sec.gov/info/smallbus/acsec/acsec-recommendation-021617-coporate-board-diversity.pdf)
[6] https://businessroundtable.org/sites/default/files/Principles-of-Corporate-Governance-2016.pdf